UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Eargo, Inc.
(Name of the Issuer)

Eargo, Inc.
PSC Echo Parent LLC,
PSC Echo Merger Sub Inc.,
PSC Echo, LP,
PSC Echo GP, LLC
(Names of Persons Filing Statement)
Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)
Common Stock: 270087109
(CUSIP Number of Class of Securities)

Bill Brownie
Interim Chief Executive Officer and Chief Operating Officer
Eargo, Inc.
2665 North First Street, Suite 300
San Jose, California 95134
(650) 351-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Jason Freedman Walton Dumas Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111 (415) 315-6300	Tom Fraser Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	Oliver Smith Michael Gilson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 3 (“Amendment No. 3”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Eargo, Inc. (“Eargo” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.0001 per share (the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) PSC Echo Parent LLC, a Delaware limited liability company (“Parent”), (iii) PSC Echo Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) PSC Echo, LP, a Delaware limited partnership and sole member of Parent (“PSC Echo”) and (v) PSC Echo GP, LLC, a Delaware limited liability company and general partner of PSC Echo (“PSC Echo GP”). Parent, Merger Sub, PSC Echo and PSC Echo GP are Filing Persons of this Transaction Statement because they are affiliates of the Company under the SEC rules governing “going-private” transactions.

On October 29, 2023, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, Merger Sub will merge with and into the Company, with the Company as the surviving corporation (the “Merger”). Concurrently with the filing of this Amendment No. 3, the Company is filing with the SEC its definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to (i) approve and adopt the Merger Agreement (ii) approve a non-binding advisory proposal to approve certain compensation arrangements for Eargo’s named executive officers in connection with the Merger and (iii) a proposal to adjourn the Special Meeting, if necessary or appropriate, including adjournments to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the voting power of all outstanding Shares entitled to vote, outstanding as of the close of business on the record date for the Special Meeting. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the Proxy Statement and incorporated herein by reference.

Under the terms of the Merger Agreement, if the Merger is completed, each Share outstanding immediately prior to the consummation of the Merger, other than as provided below, will be converted into the right to receive $2.55 in cash (the “Merger Consideration”), without interest and less any applicable withholding taxes. The following Shares will not be converted into the right to receive the Merger Consideration in connection with the Merger: (i) Shares issued and held by the Company and not on behalf of third parties immediately prior to the Merger becoming effective (the “Effective Time”), (ii) Shares owned by PSC Echo or its affiliates, Parent or Merger Sub immediately prior to the Effective Time or Shares held in the treasury of the Company, and (iii) Shares that are issued and outstanding immediately prior to the Effective Time and that have not been voted in favor of the adoption of the Merger Agreement or consented thereto in writing and whose holders have properly exercised and validly perfected appraisal rights with respect to such Shares in accordance with, and who have complied with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), a copy of which is attached hereto as Exhibit (f) and is also included as Annex D to the Proxy Statement and incorporated herein by reference.

The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company’s stockholders.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

Item 1.   Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

Item 2.   Subject Company Information

(a)   Name and Address.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGER”

(b)   Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“THE SPECIAL MEETING — Voting”

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Market Price of Shares of Company Common Stock and Dividends”

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Security Ownership of Certain Beneficial Owners and Management”

(c)   Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Market Price of Shares of Company Common Stock and Dividends”

(d)   Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Market Price of Shares of Company Common Stock and Dividends”

(e)   Prior Public Offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Prior Public Offerings”

(f)   Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Certain Transactions in the Shares of Company Common Stock”

Item 3.   Identity and Background of Filing Person

(a)–(c)   Name and Address; Business and Background of Entities; Business and Background of Natural Persons.   Eargo, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“PARTIES TO THE MERGER”

“OTHER IMPORTANT INFORMATION REGARDING EARGO”

“OTHER IMPORTANT INFORMATION REGARDING THE PARENT ENTITIES”

Item 4.   Terms of the Transaction

(a)(1)   Tender Offers.   Not Applicable.

(a)(2)   Merger or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Accounting Treatment”

“THE SPECIAL MEETING — Vote Required”

“THE MERGER AGREEMENT”

Annex A — Agreement and Plan of Merger

(c)   Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Voting and Support Agreement”

“THE MERGER AGREEMENT — Employee Benefits”

Annex A — Agreement and Plan of Merger

Annex B — Voting and Support Agreement

(d)   Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Appraisal Rights”

“THE MERGER AGREEMENT — Appraisal Shares”

“THE SPECIAL MEETING — Appraisal Rights”

“THE MERGER (THE MERGER PROPOSAL — PROPOSAL 1) — Appraisal Rights”

Annex A — Agreement and Plan of Merger

Annex D — Section 262 of the DGCL

(e)   Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(f)   Eligibility for Listing or Trading.   Not Applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements

(a)   Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Certain Transactions in the Shares of Company Common Stock”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A — Agreement and Plan of Merger

(b)   Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Limited Guarantee”

“SPECIAL FACTORS — Voting and Support Agreement”

“THE MERGER AGREEMENT”

(c)   Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“THE MERGER AGREEMENT”

(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“SPECIAL FACTORS — Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS — Intent of PSC Echo to Vote in Favor of the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Limited Guarantee”

“SPECIAL FACTORS — Voting and Support Agreement”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Certain Transactions in the Shares of Company Common Stock”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A — Agreement and Plan of Merger

Annex B — Voting and Support Agreement

Item 6.   Purposes of the Transaction and Plans or Proposals

(b)   Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Payment of Merger Consideration”

“THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A — Agreement and Plan of Merger

(c)(1)–(8)   Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“SPECIAL FACTORS — Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS — Intent of PSC Echo to Vote in Favor of the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Limited Guarantee”

“SPECIAL FACTORS — Voting and Support Agreement”

“THE MERGER AGREEMENT”

“THE SPECIAL MEETING”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A — Agreement and Plan of Merger

Annex B — Voting and Support Agreement

Item 7.   Purposes, Alternatives, Reasons and Effects

(a)   Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

(b)   Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Certain Effects on Eargo if the Merger is not Completed”

(c)   Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

Annex C — Opinion of Perella Weinberg Partners LP

(d)   Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Certain Effects on Eargo if the Merger is not Completed”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS — Fees and Expenses”

“SPECIAL FACTORS — Accounting Treatment”

“SPECIAL FACTORS — Payment of Merger Consideration”

“THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A — Agreement and Plan of Merger

Item 8.   Fairness of the Transaction

(a), (b)   Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“THE MERGER AGREEMENT”

Annex C — Opinion of Perella Weinberg Partners LP

The Presentation of Perella Weinberg Partners LP to the Special Committee, dated October 19, 2023 is attached hereto as Exhibit (c)(ii), and is incorporated by reference herein.

The Presentation of Perella Weinberg Partners LP to the Special Committee, dated October 28, 2023 is attached hereto as Exhibit (c)(iii), and is incorporated by reference herein.

The Presentation of Perella Weinberg Partners LP to the Special Committee, dated October 29, 2023, is attached hereto as Exhibit (c)(iv), and is incorporated by reference herein.

(c)   Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“THE MERGER AGREEMENT — Company Stockholder Approval”

“THE MERGER AGREEMENT — Conditions to Consummation of the Merger”

“THE SPECIAL MEETING — Record Date and Quorum”

“THE SPECIAL MEETING — Vote Required”

“THE SPECIAL MEETING — Voting”

“THE SPECIAL MEETING — How to Vote”

“THE SPECIAL MEETING — Proxies and Revocation”

Annex A — Agreement and Plan of Merger

(d)   Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Position of the Parent Entities as to the Fairness of the Merger”

(e)   Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Position of the Parent Entities as to the Fairness of the Merger”

(f)   Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Position of the Parent Entities as to the Fairness of the Merger”

“THE MERGER AGREEMENT —  No Solicitation; Superior Proposal and Change of Recommendation”

Annex A — Agreement and Plan of Merger

Item 9.   Reports, Opinions, Appraisals and Negotiations

(a)–(c)   Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Position of the Parent Entities as to the Fairness of the Merger”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex C — Opinion of Perella Weinberg Partners LP

The Presentation of Perella Weinberg Partners LP to the Special Committee, dated October 19, 2023, is attached hereto as Exhibit (c)(ii), and is incorporated by reference herein.

The Presentation of Perella Weinberg Partners LP to the Special Committee, dated October 28, 2023, is attached hereto as Exhibit (c)(iii), and is incorporated by reference herein.

The Presentation of Perella Weinberg Partners LP to the Special Committee, dated October 29, 2023, is attached hereto as Exhibit (c)(iv), and is incorporated by reference herein.

Item 10.   Source and Amount of Funds or Other Consideration

(a), (b)   Source of Funds; Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Limited Guarantee”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“SPECIAL FACTORS—Payment of Merger Consideration”

“THE MERGER AGREEMENT — Consummation and Effectiveness of the Merger”

“THE MERGER AGREEMENT — Effective Time”

“THE MERGER AGREEMENT —  Conduct of Business by the Company Prior to Consummation of the Merger”

“THE MERGER AGREEMENT — Conditions to Consummation of the Merger”

Annex A — Agreement and Plan of Merger

(c)   Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Fees and Expenses”

“THE MERGER AGREEMENT — Termination of the Merger Agreement”

“THE MERGER AGREEMENT — Termination Fees and Expenses”

“THE SPECIAL MEETING — Solicitation of Proxies; Payment of Solicitation Expenses”

Annex A — Agreement and Plan of Merger

(d)   Borrowed Funds.

“SPECIAL FACTORS — Financing of the Merger”

Item 11.   Interest in Securities of the Subject Company

(a)   Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“SPECIAL FACTORS — Voting and Support Agreement”

“THE SPECIAL MEETING — Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Security Ownership of Certain Beneficial Owners and Management”

Annex B — Voting and Support Agreement

(b)   Securities Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“SPECIAL FACTORS — Voting and Support Agreement”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Certain Transactions in the Shares of Company Common Stock”

Annex A — Agreement and Plan of Merger

Annex B — Voting and Support Agreement

Item 12.   The Solicitation or Recommendation

(d)   Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“SPECIAL FACTORS — Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS — Intent of PSC Echo to Vote in Favor of the Merger”

“SPECIAL FACTORS — Voting and Support Agreement”

“THE SPECIAL MEETING — Record Date and Quorum”

“THE SPECIAL MEETING — Voting Intentions of Eargo’s Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Directors and Executive Officers of Eargo”

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Security Ownership of Certain Beneficial Owners and Management”

Annex B — Voting and Support Agreement

(e)   Recommendation of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS — Position of the Parent Entities as to the Fairness of the Merger”

Item 13.   Financial Statements

(a)   Financial Information.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING EARGO — Book Value per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)   Pro Forma Information.   Not Applicable.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used

(a)   Solicitations or Recommendations.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Fees and Expenses”

“THE SPECIAL MEETING — Solicitation of Proxies; Payment of Solicitation Expenses”

(b)   Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“THE SPECIAL MEETING”

“THE SPECIAL MEETING — Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15.   Additional Information

(b)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of Executive Officers and Directors of Eargo in the Merger”

“THE MERGER AGREEMENT”

Annex A — Agreement and Plan of Merger

(c)   Other Material Information.   The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.   Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of Eargo, Inc. (included in the Schedule 14A filed on January 16, 2024, and incorporated herein by reference) (the “Definitive Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(v)	E-mail to Employees, dated December 1, 2023 (incorporated by reference to Eargo, Inc.'s Form DEFA14A (filed December 1, 2023) (File No. 001-39616)).
(a)(5)(i)	Press Release, dated October 30, 2023 (incorporated by reference to Exhibit 99.1 to Eargo, Inc.’s Form 8-K (filed October 30, 2023) (File No. 001-39616)).
(a)(5)(ii)	August 2023 Presentation (incorporated by reference to Exhibit 99.1 to Eargo, Inc.’s Form 8-K (filed August 10, 2023) (File No. 001-39616)).
(c)(i)	Opinion of Perella Weinberg Partners LP, dated October 29, 2023 (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).
(c)(ii)*	The Presentation of Perella Weinberg Partners LP to the Special Committee, dated October 19, 2023.
(c)(iii)*	The Presentation of Perella Weinberg Partners LP to the Special Committee, dated October 28, 2023.
(c)(iv)*	The Presentation of Perella Weinberg Partners LP to the Special Committee, dated October 29, 2023.
(d)(i)
Agreement and Plan of Merger, dated October 29, 2023 by and among Eargo, Inc., PSC Echo Parent LLC and PSC Echo Merger Sub Inc. (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(ii)	Voting and Support Agreement, dated as of October 29, 2023, by and among Eargo, Inc. and PSC Echo, LP (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).
(f)	Section 262 of the DGCL (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference).
(g)	Not Applicable.
107*	Filing Fee Table.

* Previously Filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EARGO, INC.

By:	/s/ William Brownie
Name: William Brownie
Title: Interim Chief Executive Officer and Chief Operating Officer

Date: January 16, 2024

 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PSC ECHO PARENT LLC

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

Date: January 16, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PSC ECHO MERGER SUB INC.

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

Date: January 16, 2024

 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PSC ECHO, LP

By: PSC Echo GP, LLC, its general partner

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

Date: January 16, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PSC ECHO GP, LLC

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

Date: January 16, 2024